Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Kensington Capital Acquisition Corp. V (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated June 10, 2021, except for subsequent events in Note 8, as to which the date is August 6, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Kensington Capital Acquisition Corp. V as of March 31, 2021 and for the period from March 19, 2021 (inception) through March 31, 2021, appearing in the Registration Statement on Form S-1, as filed (File No. 333-257993), of Kensington Capital Acquisition Corp. V.

/s/ Marcum LLP

Marcum LLP

Houston, TX

August 12, 2021